Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 and 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	December 31, 2005	December 31, 2004
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$145,769	$116,922
Cash, restricted	271	1,453
Receivables-
Trade accounts receivable, net	17,620	20,206
Insurance claims	652	1,282
Due from related companies	1,736	5,173
Advances and other	2,750	3,828

	22,758	30,489

Short-term investments	10,240	—
Inventories	5,406	4,059
Prepaid insurance and other	2,363	2,347
Financial instruments - Fair value	4,927	981

Total current assets	191,734	156,251

INVESTMENTS	21,881	10,000
FIXED ASSETS:
Advances for vessels under construction	150,428	121,260

Vessels	882,210	805,148
Accumulated depreciation	(170,848)	(168,874)

Vessels’ Net Book Value	711,362	636,274

Total fixed assets	861,790	757,534

DEFERRED CHARGES, net	13,769	15,184

Total assets	$1,089,174	$938,969

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$51,496	$39,693

Accounts payable-
Trade	13,489	14,937
Due to related companies	1,385	2,657
Other	542	1,454

	15,416	19,048

Accrued liabilities	10,139	8,632
Accrued bank interest	5,478	2,653
Unearned revenue	5,332	6,435
Deferred income, current portion	3,168	4,005
Financial instruments - Fair value	489	1,059

Total current liabilities	91,518	81,525

LONG-TERM DEBT, net of current portion	382,023	325,471

DEFERRED INCOME, net of current portion	8,447	12,452

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized at December 31, 2005 and December 31, 2004; 19,177,195 and 20,175,536 issued and outstanding at December 31, 2005 and December 31, 2004, respectively.	19,177	20,176
Additional paid-in capital	269,237	282,451
Other comprehensive income	3,067	1,136
Retained earnings	315,705	215,758

Total stockholders’ equity	607,186	519,521

Total liabilities and stockholders’ equity	$1,089,174	$938,969

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	Year ended December 31,
	2005	2004
VOYAGE REVENUES:	$295,623	$318,278

EXPENSES:
Commissions	11,604	13,065
Voyage expenses	35,970	42,109
Charter hire expense	24,317	24,341
Vessel operating expenses	52,945	53,900
Depreciation	35,697	35,377
Amortization of deferred dry-docking costs	6,583	8,753
Provision for doubtful receivables	40	933
Management fees	5,460	5,328
General and administrative expenses	3,631	3,099
Management incentive award	2,500	2,500
Foreign currency (gains)/losses	(181)	185
Amortization of deferred gain on sale of vessels	(3,168)	(3,167)
Gain on sale of vessels, net	(34,540)	(13,608)

Total expenses	140,858	172,815

Operating income	154,765	145,463

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels, net	10,765	7,757
Interest and finance costs, net	(11,247)	(10,135)
Interest income	7,360	761
Other, net	112	(556)

Total other income (expenses), net	6,990	(2,173)

Net Income	$161,755	$143,290

Earnings per share, basic	$8.18	$7.53

Earnings per share, diluted	$8.17	$7.51

Weighted average number of shares, basic	19,772,270	19,034,727

Weighted average number of shares, diluted	19,786,846	19,080,975

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2005 AND 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	Three months ended December 31,
	2005	2004
VOYAGE REVENUES:	$89,427	$94,005

EXPENSES:
Commissions	3,441	3,822
Voyage expenses	8,282	9,267
Charter hire expense	6,126	6,105
Vessel operating expenses	14,021	14,988
Depreciation	9,069	8,854
Amortization of deferred charges	2,802	1,838
Provision for doubtful receivables	40	689
Management fees	1,312	1,383
General and administrative expenses	1,397	1,056
Management incentive award	2,500	2,500
Foreign currency (gains)/losses	(31)	117
Amortization of deferred gain on sale of vessels	(792)	(792)
Gain on sale of vessels, net	(20,496)	(12,610)

Operating income	61,756	56,788

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels, net	4	—
Interest and finance costs, net	(4,720)	(2,404)
Interest income	3,666	445
Other, net	128	(556)

Total other income (expenses), net	(922)	(2,515)

Net Income	$60,834	$54,273

Earnings per share, basic	$3.16	$2.69

Earnings per share, diluted	$3.16	$2.69

Weighted average number of shares, basic	19,232,408	20,170,742

Weighted average number of shares, diluted	19,241,710	20,196,151

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

(Expressed in thousands of U.S. Dollars - except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stock- Holders’ Equity
BALANCE, January 1, 2004		$17,152	$203,631	$(1,431)	$95,217	$314,569
Net income	143,290	—	—		143,290	143,290
- Issuance of common stock		2,875	78,143			81,018
- Expenses related to the issuance of common stock			(926)			(926)
- Exercise of stock options		149	1,603			1,752
- Cash dividends declared and paid ($0.50 per share)					(8,631)	(8,631)
- Cash dividends declared and paid ($0.70 per share)					(14,118)	(14,118)
- Fair value of financial instruments	1,706			1,706		1,706
- Reclassification of losses on undesignated cash flow hedges	861			861		861

Comprehensive income	$145,857

BALANCE, December 31, 2004		$20,176	$282,451	$1,136	$215,758	$519,521

Net income	161,755				161,755	161,755
- Exercise of stock options		18	203			221
- Repurchase and cancellation of common stock (1,016,790 shares)		(1,017)	(13,417)		(23,322)	(37,756)
- Cash dividends declared and paid ($01.95 per share)					(38,486)	(38,486)
- Fair value of financial instruments	4,265			4,265		4,265
- Reclassification of gains on undesignated cash flow hedges	(2,334)			(2,334)		(2,334)

Comprehensive income	$163,686

BALANCE, December 31, 2005		$19,177	$269,237	$3,067	$315,706	$607,187

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE YEAR AND THE THREE MONTHS ENDED DECEMBER 31, 2005 AND 2004

(Expressed in thousands of U.S. Dollars)

	Year ended December 31,		Three months ended December 31,
	2005	2004	2005	2004
Cash Flows from Operating Activities:
Net income	$161,755	$143,290	$60,834	$54,273
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	35,697	35,377	9,069	8,854
Amortization of deferred dry-docking costs	6,583	8,753	2,801	1,838
Amortization of loan fees	1,034	368	583	90
Amortization of deferred income	(4,842)	(4,005)	(792)	(1,002)
Change in fair value of interest rate swaps	(2,584)	(2,452)	(1,370)	1,214
Change in fair value of investments	(2,122)	—	(2,122)	—
Payments for dry-docking	(9,279)	(3,632)	1,579	(1,046)
Gain on sale of vessels, net	(45,305)	(21,365)	(20,500)	(12,610)
(Increase) Decrease in:
Receivables	7,731	(4,917)	(4,718)	(3,234)
Inventories	(1,347)	(678)	674	220
Prepaid insurance and other	(16)	(1,142)	1,793	760
Increase (Decrease) in:
Accounts payable	(3,632)	(1,712)	(7,319)	1,257
Accrued liabilities	4,333	2,897	3,980	(909)
Unearned revenue	(1,103)	2,824	(22)	2,638

Net Cash from Operating Activities	146,904	153,606	44,471	52,343

Cash Flows from Investing Activities:
Advances for vessels under construction	(70,705)	(95,923)	(26,084)	(13,602)
Vessel acquisitions and/or improvements	(175,429)	(70,377)	(1,722)	(33)
Investments	(19,999)	(10,000)	(4,326)	(10,000)
Proceeds from sale of vessels, net	157,164	83,637	55,241	44,730

Net Cash (used in)/from Investing Activities	(108,969)	(92,663)	23,109	21,095

Cash Flows from Financing Activities:
Proceeds from long-term debt	330,685	40,000	75,450	—
Financing costs	(2,603)	(1,020)	(1,057)	(833)
Payments of long-term debt	(262,330)	(127,456)	(98,387)	(32,229)
Proceeds from public offering, net of related issuance costs	—	80,092	—	50
Proceeds from exercise of stock options	221	1,752	48	164
(Increase/decrease in restricted cash relating to long-term debt	1,182	(1,453)	(249)	(1,453)
Cash dividend	(38,486)	(22,749)	(19,326)	(14,118)
Repurchase and cancellation of common stock	(37,756)	—	(9,498)	—

Net Cash from/(used in) Financing Activities	(9,087)	(30,834)	(53,019)	(48,419)

Net increase in cash and cash equivalents	28,848	30,109	14,560	25,019
Cash and cash equivalents at beginning of period	116,922	86,813	131,210	91,903

Cash and cash equivalents at end of period	$145,770	$116,922	$145,770	$116,922